Exhibit 99.1

Condensed interim consolidated financial statements of

Western Wind Energy Corp.
September 30, 2011
(Unaudited)

Western Wind Energy Corp.
September 30, 2011

Table of contents

Condensed interim consolidated balance sheets	2

Condensed interim consolidated statements of operations	3

Condensed interim consolidated statements of cash flows	4

Condensed interim consolidated statements of shareholders’ equity and comprehensive income (loss) and warrants	5-6

Notes to the condensed interim consolidated financial statements	7-32

Western Wind Energy Corp.
Condensed interim consolidated balance sheets
As at September 30, 2011 and December 31, 2010
(Expressed in U.S. dollars)
(Unaudited)
	September 30,	December 31,
	2011	2010
	$	$
		(See Note 5 & 23)
ASSETS
Current assets
Cash (Note 22)	680,161	1,119,366
Accounts receivable (net of $84,923 allowance for doubtful accounts)	202,819	213,469
Refundable tax credits	102,745	234,873
Prepaid expenses and deposits	1,048,464	1,393,764
	2,034,189	2,961,472

Restricted cash (Note 3)	55,202,338	127,128,155
Deposits (Note 4)	9,643,546	82,312,489
Inventory	691,655	-
Deferred charges (Note 5)	2,951,191	16,210,583
Power project development and construction costs (Note 6)	213,017,199	12,265,529
Property and equipment (Note 7)	45,957,948	17,646,346
Goodwill and intangible assets (Note 8)	4,053,794	3,900,999
Deferred income tax assets	9,119,325	8,558,597
	342,671,185	270,984,170

LIABILITIES
Current liabilities
Accounts payable	6,255,520	3,470,331
Accrued liabilities (Note 9)	6,018,695	5,573,816
Accrued interest liabilities (Note 10)	3,339,030	1,065,657
Income taxes payable	76,951	-
Loans payable, current (Note 11)	72,754,267	16,114,825
	88,444,463	26,224,629

Loans payable, non-current (Note 11)	216,847,324	208,081,795
Interest rate swap contract (Note 12)	1,844,369	476,141
Asset retirement obligation	84,636	79,050
Warrants (Note 15)	2,142,558	6,424,087
	309,363,350	241,285,702

SHAREHOLDER'S EQUITY
Share capital (Note 14)	56,589,504	47,957,243
Additional paid in capital	10,872,532	11,000,751
	67,462,036	58,957,994

Accumulated other comprehensive loss	(2,691,374)	(1,011,374)
Accumulated deficit	(31,462,827)	(28,248,152)
	(34,154,201)	(29,259,526)
	33,307,835	29,698,468
	342,671,185	270,984,170

Commitments (Note 17)
Contingencies (Note 18)
Subsequent events (Note 22)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the condensed interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Condensed interim consolidated statements of operations
Three and nine month periods ended September 30,
(Expressed in U.S. dollars, except share amounts)
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
		(See Note 23)		(See Note 23)

REVENUE
Energy sales	747,281	826,896	2,305,843	2,238,484

Expenses
Cost of sales (i)	513,106	385,997	1,262,840	1,105,734
General and administration (i)	1,172,684	543,507	3,291,135	1,785,676
Project development (i)	648,252	391,798	1,602,426	1,255,037
Amortization	264,684	231,086	737,331	695,964
Asset retirement obligation accretion	1,862	1,701	5,586	5,104
Interest on loans payable	1,799	3,507	240,596	8,216
Foreign exchange (gain) loss	139,627	(16,952)	311,849	2,223
	2,742,014	1,540,644	7,451,763	4,857,954

Operating loss	(1,994,733)	(713,748)	(5,145,920)	(2,619,470)
Interest income	2,952	796	16,226	1,664
Gain on sale of assets	-	-	-	22,418
Mark to market gain on Canadian dollar warrants (Note 15)	438,277	-	1,441,546	-

Loss before income taxes	(1,553,504)	(712,952)	(3,688,148)	(2,595,388)
Income tax (expense) recovery (Note 13)	(28,106)	72,625	473,473	269,208
NET LOSS	(1,581,610)	(640,327)	(3,214,675)	(2,326,180)

Income (loss) per share - basic and diluted (Note 15)
Net loss	(0.03)	(0.01)	(0.06)	(0.05)

Weighted average number of common shares outstanding - basic and dilutive	59,850,396	52,600,552	58,180,213	50,044,684

(i)

Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $1,320,379 (2010 - $351,213) (Note 14(c)) for the nine months ending September 30, 2011 and $444,110 for the three months ending September 30, 2011 (2010 - $45,098) (Note 14 (c)).

See accompanying notes to the condensed interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Condensed interim consolidated statements of cash flows
Three and nine month periods ended September 30,
(Expressed in U.S. dollars)
(Unaudited)
		Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
	$	$	$	$
		(See Note 5 & 23)		(See Note 5 & 23)

OPERATING ACTIVITIES
Net loss	(1,581,610)	(640,327)	(3,214,675)	(2,326,180)
Items not involving cash
Amortization	264,684	231,086	737,331	695,964
Asset retirement obligation accretion	1,862	1,701	5,586	5,104
Deferred taxes	28,106	(72,625)	(473,473)	(269,208)
Stock-based compensation expense	444,110	45,098	1,320,379	351,213
Unrealized foreign exchange gain	139,627	16,952	311,849	2,223
Gain on sale of assets	-	-	-	(22,418)
Mark to market gain on Canadian dollar warrants	(438,277)	-	(1,441,546)	-
Interest rate swap (Note 12)	1,832	-	1,832	-
	(1,139,666)	(418,115)	(2,752,717)	(1,563,302)
Change in working capital
Accounts receivable	561,638	173,436	10,627	(260,260)
Refundable tax credits	(53,682)	(11,968)	131,449	45,781
Prepaid expenses and deposits	(62,988)	(162,758)	(1,026)	(273,962)
Accounts payable	223,966	(343,453)	5,941	160,343
Accrued liabilities	76,101	(88,773)	(905,378)	42,617
Accrued interest liabilities	-	-	238,797	122,166
Income taxes refundable	76,951	187,264	76,951	187,264
	(317,680)	(664,367)	(3,195,356)	(1,539,353)

INVESTING ACTIVITIES
Restricted cash	7,291,489	-	72,896,188	(2,398,613)
Property and equipment deposits	-	(913,125)	(1,780,250)	(1,108,125)
Power project development and construction costs	(43,568,064)	(1,955,630)	(138,215,264)	(3,311,642)
Purchase of property and equipment	(76,512)	(4,243)	(152,160)	(857,754)
	(36,353,087)	(2,872,998)	(67,251,486)	(7,676,134)

FINANCING ACTIVITIES
Shares and warrants issued for cash, net of issuance costs	-	2,326,302	3,394,340	3,813,041
Options exercised	155,434	-	1,943,456	-
Loans payable	37,242,492	1,970,641	65,608,243	4,385,455
Restricted cash	(974,230)	-	(974,230)	-
	36,423,696	4,296,943	69,971,809	8,198,496

Effect of exchange rate changes	(8,794)	-	35,828	-

Net increase (decrease) in cash	(255,865)	759,578	(439,205)	(1,016,991)
Cash position, beginning of period	936,026	22,639	1,119,366	1,799,208
Cash position, end of period	680,161	782,217	680,161	782,217

Supplemental cash flow information
Interest paid in cash	1,799	3,002	5,296	9,876
Interest income received	2,952	-	8,573	-

See accompanying notes to the condensed interim consolidated financial statements.	Page 4

Western Wind Energy Corp.
Condensed interim consolidated statements of shareholders' equity, comprehensive income (loss) and warrants
Nine months ended September 30, 2011 and year ended December 31, 2010
(Expressed in U.S. dollars)
(Unaudited)

				Accumulated
				other			Total
		Common shares	Additional	comprehensive		Comprehensive	shareholders'		Warrants
	Number	Amount	paid in capital	income (loss)	Deficit	income (loss)	equity	Number	Amount
		$	$	$	$		$		$

Balance at December 31, 2009	47,542,397	40,927,945	5,717,925	271,816	(28,816,935)		18,100,751	7,266,732	5,647,611
Net income for the period	-	-	-	-	1,987,516	1,987,516	1,987,516	-	-
Change in fair value of interest rate swap	-	-	-	(476,141)	-	(476,141)	(476,141)	-	-
Currency translation adjustment - current period consolidation	-	-	-	(675,395)	-	(675,395)	(675,395)	-	-
Change in fair value of Canadian dollar warrants	-	-	-	(131,654)	(1,418,733)	(1,550,387)	(1,550,387)	-	2,104,080
Comprehensive income (loss)						(714,407)

Cash transactions
Private placement of 2,593,300 shares at $1.10 per unit, net of issuance costs of C$342,532	2,593,300	1,754,998	-	-	-	-	1,754,998	1,296,650	660,918
Broker warrants issued (a)	-	-	-	-	-	-	-	181,531	99,194
Private placement of 2,300,000 shares at $1.00 per unit, net of issuance costs and broker warrants of C$170,560	2,300,000	1,518,458	-	-	-	-	1,518,458	1,150,000	585,629
Broker warrants issued (b)	-	-	-	-	-	-	-	81,513	59,214
Exercise of warrants at $0.65 per share	200,000	195,514	-	-	-	-	195,514	(200,000)	(87,270)
Exercise of warrants at $1.00 per share	1,410,284	1,788,418	-	-	-	-	1,788,418	(1,410,284)	(385,027)
Exercise of options at $1.23 per share	300,000	603,909	(225,821)	-	-	-	378,088	-	-
Exercise of options at $1.43 per share	100,000	261,525	(106,354)	-	-	-	155,171	-	-
	6,903,584	6,122,822	(332,175)	(1,011,374)	568,783	-	5,790,647	1,099,410	932,658
Non-cash transactions
Bonus shares and warrants issued for financing	816,005	906,476	-	-	-	-	906,476	3,000,000	2,061,219
Expiry of warrants	-	-	4,512,785	-	-	-	4,512,785	(3,600,007)	(4,512,785)
Warrants issued	-	-	-	-	-	-	-	328,752	191,304
Stock-based compensation	-	-	1,102,216	-	-	-	1,102,216	-	-
Balance at December 31, 2010 (Note 23)	55,261,986	47,957,243	11,000,751	(1,011,374)	(28,248,152)	-	29,698,468	8,094,887	6,424,087
Net loss for the period	-	-	-	-	(3,214,675)	(3,214,675)	(3,214,675)	-	-
Change in fair value of interest rate swap	-	-	-	(1,366,396)	-	(1,366,396)	(1,366,396)	-	-
Currency translation adjustment - current period consolidation	-	-	-	(272,334)	-	(272,334)	(272,334)	-	-
Mark to market gain on Canadian dollar warrants (Note 15)	-	-	-	(41,270)	-	(41,270)	(41,270)	-	(3,092,398)
Comprehensive loss						(4,894,675)

Cash transactions
Exercise of warrants at $0.65 per share	291,099	424,826	-	-	-	-	424,826	(291,099)	(235,612)
Exercise of warrants at $1.00 per share	2,044,267	3,214,256	-	-	-	-	3,214,256	(2,044,267)	(1,102,386)
Exercise of warrant at $1.15 per share	227,251	401,831	-	-	-	-	401,831	(227,251)	(139,311)
Exercise of warrants at $1.25 per share	45,534	85,742					85,742	(45,534)	(26,606)
Exercise of warrants at $1.50 per share	514,400	1,048,173	-	-	-	-	1,048,173	(514,400)	(276,573)
Exercise of options at $1.09 per share	555,964	1,172,801	(547,738)	-	-	-	625,063	-	-
Exercise of options at $1.23 per share	300,000	641,831	(260,473)	-	-	-	381,358	-	-
Exercise of options at $1.32 per share	275,000	735,488	(356,554)	-	-	-	378,934	-	-
Exercise of options at $1.34 per share	291,023	601,285	(200,874)	-	-	-	400,411	-	-
Exercise of options at $1.54 per share	100,000	306,028	(148,338)	-	-	-	157,690	-	-
	4,644,538	8,632,261	(1,513,977)	(1,680,000)	(3,214,675)	-	7,118,284	(3,122,551)	(1,780,488)
Non-cash transactions
Warrants issued	-	-	-	-	-	-	-	1,266,083	656,736
Expiry of warrants	-	-	65,379	-	-	-	65,379	(107,693)	(65,379)
Stock-based compensation	-	-	1,320,379	-	-	-	1,320,379	-	-
Balance at September 30, 2011	59,906,524	56,589,504	10,872,532	(2,691,374)	(31,462,827)	-	33,307,835	6,130,726	2,142,558

(a)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of C$1.15 per agent's unit until July 19, 2012. An agent's unit comprises one common share and one-half of one warrant (Note 15).

(b)

Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of C$1.00 per agent's unit until November 30, 2012 or December 17, 2012. An agent's unit comprises one common share and one-half of one warrant (Note 15).

See accompanying notes to the condensed interim consolidated financial statements.	Page 5

Western Wind Energy Corp.
Condensed interim consolidated statements of shareholders' equity, comprehensive income (loss) and warrants
Three months ended September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

				Accumulated
				other			Total
		Common shares	Additional	comprehensive		Comprehensive	shareholders'		Warrants
	Number	Amount	paid in capital	income (loss)	Deficit	income (loss)	equity	Number	Amount
		$	$	$	$		$		$

Balance at June 30, 2011	59,780,539	56,322,202	10,540,290	(1,549,472)	(29,881,217)	-	35,431,803	6,130,726	3,728,809
Net loss for the period	-	-	-	-	(1,581,610)	(1,581,610)	(1,581,610)	-	-
Change in fair value of interest rate swap	-	-	-	(935,341)	-	(935,341)	(935,341)	-	-
Currency translation adjustment - current period consolidation	-	-	-	(277,155)	-	(277,155)	(277,155)	-	-
Mark to market gain on Canadian dollar warrants (Note 15)	-	-	-	70,594	-	70,594	70,594	-	(1,586,251)
Comprehensive loss						(2,723,512)

Cash transactions
Exercise of options at $1.09 per share	25,985	55,608	(25,959)	-	-	-	29,649	-	-
Exercise of options at $1.23 per share	100,000	211,694	(85,909)	-	-	-	125,785	-	-
	125,985	267,302	(111,868)	(1,141,902)	(1,581,610)	-	(2,568,078)	-	-
Non-cash transactions
Stock-based compensation	-	-	444,110	-	-	-	444,110	-	-
Balance at September 30, 2011	59,906,524	56,589,504	10,872,532	(2,691,374)	(31,462,827)	-	33,307,835	6,130,726	2,142,558

See accompanying notes to the condensed interim consolidated financial statements.	Page 6

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

1.	Nature of business and continued operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind and solar energy projects, principally on properties either owned or leased by the Company in California, Arizona and Puerto Rico. The Company holds these wind and solar farm properties in the United States through its wholly-owned subsidiaries, Western Wind Energy US Corporation (“Western Wind US”), AERO Energy, LLC (“AERO”), Windstar Holding Company (“Windstar Holding”), Windstar Holding Company II, LLC (“Windstar Holding II”), Windstar Energy LLC (“Windstar Energy”), Kingman Energy Corp. (“Kingman”) and Mesa Wind Power Corporation (“Mesa Wind”). The Company has incorporated wholly-owned subsidiaries, Western Solargenics, Inc. (“Solar”) and Solargenics Ottawa 1 Inc. (“Ottawa 1”) to develop solar energy projects in Ontario, Canada. An additional wholly-owned subsidiary, Eastern Wind Power Inc. (“EWP”), is currently inactive.

2.	Significant accounting policies

(a)	Basis of accounting

The condensed interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim reporting periods on a basis consistent with those, following reconciliation (Note 24 in the 2010 annual consolidated financial statements), used and described in the audited annual financial statements for the year ended December 31, 2010. The Company began reporting in accordance with US GAAP on January 1, 2011 and formerly reported in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Comparative figures, previously reported under Canadian GAAP, have been restated to comply with US GAAP. These condensed interim consolidated financial statements and notes should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2010, which were prepared in accordance with Canadian GAAP and included a discussion of the differences between Canadian GAAP and US GAAP, as well as Note 5 to these condensed interim consolidated financial statements.

All amounts included in these interim consolidated financial statements are expressed in U.S. dollars unless otherwise noted.

(b)	Foreign currency translation

(i)	Change in functional currency

As at December 31, 2010, the Company completed the US dollar financing of its 120 MW Windstar and its 10.5 MW Kingman projects. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries operate changed. As a result of this financing, almost all of its debt as well as all the Company’s revenue will be denominated in United States dollars. This change in functional currency for the Company’s subsidiaries from Canadian dollars to US dollars has been accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change.

(ii)	Change in reporting currency

Effective January 1, 2011, the Company’s reporting currency was changed to the US dollar. The change in reporting currency has been accounted for retroactively (see Note 23 for further details).

(iii)	Parent company translation

The parent company’s functional and local currency is the Canadian dollar; the operations of the parent will be translated into US dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses of the parent company will be translated at the average exchange rate prevailing during the period. Translation gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive loss.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(c)	Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

(d)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amount of revenues and expenses reported during the period. Actual results may differ from those estimates.

Significant areas requiring management estimates in the preparation of these condensed interim consolidated financial statements include, amongst other things, assessment that the going concern assumption is appropriate, assessment of impairment and amortization of long-lived assets, asset retirement obligation, valuation allowance for deferred income taxes, valuation of stock-based compensation, warrants and allocation of expenses within the consolidated statements of operations.

(e)	Cash

Cash consists of cash on deposit with banks.

(f)	Accounts receivable

Accounts receivable are recorded at amortized cost less any allowance for doubtful accounts that is considered necessary. The Company records an allowance for doubtful accounts for any account receivable that management believes is impaired. The Company considers the financial condition of the customers, aging of accounts receivables, the current business environment and historical collection experience when assessing impairment.

(g)	Inventory

Inventory consists of infrequently used, small component, spare parts inventory that has a non-current cycle life and is held at the warehouse within the applicable project operations and maintenance building. Inventory is valued at the lower of cost or replacement cost.

(h)	Restricted cash

Restricted cash includes cash balances held by subsidiaries of the Company for which the use of funds, as required by financing arrangements, is restricted to meet specific project obligations and debt service requirements of those specific subsidiaries. Restricted cash also includes term deposits that are segregated from the Company’s cash balances to secure letters of credit. The funds are disclosed separately since the use of funds is restricted to certain project costs or cannot be accessed until the expiry of the letters of credit.

(i)	Power project development and construction costs

Power project development and construction costs includes costs incurred to secure property rights, assess the feasibility of the wind or solar farm sites, construction and finance costs prior to project completion. These costs include costs paid to third parties and financing costs directly related to the project. These costs will be amortized over the expected useful life of the project once the project commences commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to complete construction of the project, meet its obligations under various agreements and complete future operations or dispositions. On September 24, 2011, the Kingman wind and solar farm had commenced commercial operations, accordingly all power project development and construction costs were transferred to property and equipment, and began being amortized (see note 6 and note 7 for additional details). As at September 30, 2011, the Company has not commenced commercial operations for the other projects recorded under this caption.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(j)	Property and equipment

Depreciable assets are recorded at cost less accumulated amortization. Amortization of these assets is based on the cost of the assets less estimated salvage values. All property and equipment are classified as assets held for use as at September 30, 2011.

Land is recorded at cost plus site investigation, legal and title insurance costs. Other generating facilities include electrical infrastructure, buildings, asset retirement obligation and roads. Meteorological towers include wind equipment used for wind assessments during the development stage and monitoring long term wind speeds.

Amortization is on a straight line basis over the following estimated useful lives:

Wind turbines and towers	9 to 20 years
Solar panels and facilities	20 years
Other generating facilities	14 to 20 years
Meteorological towers	5 to 20 years
Furniture and equipment	5 years
Vehicles	5 years

(k)	Goodwill and intangible assets

The Company has recorded goodwill and intangible assets related to the acquisition of the Mesa Wind Farm. The acquisition was accounted for using the purchase method of accounting. Goodwill is tested for impairment at least annually or when events or circumstances change. Goodwill impairment is assessed based on a comparison of the fair value of an individual reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. When the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss.

Intangible assets also include amounts allocated to power purchase agreements, interconnection agreement, and to the land right-of-way for producing wind and solar farms and are amortized on a straight line basis using the following rates:

Land right-of-way	30.5 years
Interconnection agreement	20 years
Power purchase agreement	4 to 20 years

(l)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived assets’ carrying amount exceeds its fair value.

(m)	Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method. The asset retirement obligation is adjusted at least annually to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at September 30, 2011, the Company had an asset retirement obligation with respect to a land right-of-way that is owned by Mesa Wind.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(n)	Interest rate swap contract

On December 21, 2010, the Company entered into an interest rate swap contract with Keybank to manage its exposure to fluctuations in interest rates on its floating rate credit facility (Note 12). The interest rate swap contract is a derivative financial instrument designated as a cash flow hedge and changes in its estimated fair value are recognized in accumulated other comprehensive loss (Note 20).

(o)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income in the years in which the temporary differences are expected to be recovered or settled. The Company records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based upon the classification of the related asset or liability in the financial statements or the expected timing of their reversal if they do not relate to a specific asset or liability. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Under current conditions and expectations, the Company does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. The Company has not accrued interest or penalties related to uncertain tax positions as of September 30, 2011. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

The Company has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits.

(p)	Revenue recognition

Revenue derived from the sale of energy in the form of electricity is recognized on the accrual basis at the time electricity is delivered at the point of interconnection to the utility and at rates pursuant to the relevant power purchase agreement.

(q)	Stock-based compensation

All stock option awards granted to consultants or employees and directors are valued using the fair value method.

The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options and is expensed over the vesting period. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock at grant date and is recorded as stock-based compensation expense over the vesting period.

(r)	Warrants

All warrants granted are valued using the fair value method which is determined by the Black-Scholes pricing model with assumptions for risk free interest rates, dividend yields, volatility factors and an expected life of the warrants and is expensed over the life of the warrants until such warrants are exercised.

(s)	Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the Company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are included in the computation of basic loss per share.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(t)	Financial instruments

FASB Accounting Standards Codification Topic 820, Fair Value Measurements requires disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value.

ASC 820-10 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820-10 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820-10 establishes three levels of inputs that may be used to measure fair value:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model- derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(u)	Recent Accounting Pronouncements

(a) ASC 715 – Compensation – Retirement Benefits

On September 21, 2011, the FASB amended ASC 715-802 by increasing the quantitative and qualitative disclosures an employer is required to provide about its participation in significant multiemployer plans that offer pension and other postretirement benefits. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has not yet reviewed the impact adopting these amendments would have on its interim consolidated financial statements.

(b) ASC 350 – Intangibles – Goodwill and Other

On September 15, 2011, the FASB amended the guidance in ASC 350-20 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). These amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company has not yet reviewed the impact adopting these amendments would have on its interim consolidated financial statements.

(c) ASC 220 – Comprehensive Income

On June 16, 2011, the FASB revised the manner in which entities present comprehensive income. An entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(c) ASC 220 – Comprehensive Income (continued)

The Company has not yet reviewed the impact adopting these amendments would have on its interim consolidated financial statements.

(d) ASC 820 – Fair Value Measurements and Disclosures

On May 12, 2011, the FASB revised certain wording under ASC 820 as a result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The amendments that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements include the following

i.

A change from the application of the highest and best use and valuation premise concepts. The Board decided that the highest and best use concept is not relevant when measuring the fair value of financial assets and liabilities.

ii.

Measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity. The amendments include requirements specific to measuring the fair value of those instruments and are consistent with the requirements of measuring the fair value of liabilities and specify that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset.

iii.

Disclosures about fair value measurements. The amendments clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy.

These amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has not yet reviewed the impact adopting these amendments would have on its interim or yearend consolidated financial statements.

3.	Restricted cash

	September 30,	December 31,
	2011	2010
	$	$
Restricted term deposits (i)	2,502,318	2,506,177
Funds from financing agreement - Keybank (ii)	1,277,629	-
Debt service reserve - Windstar (iii)	9,213,950	-
Funds from financing arrangements - Windstar (iv)	42,208,441	124,621,978
Restricted cash	55,202,338	127,128,155

i.

The Company has secured a letter of credit totaling $2,400,000 (2010 - $2,400,000) to Southern California Edison (“SCE”) as required by the power purchase agreement (“PPA”) with AERO. The $2,400,000 will be forfeited as liquidated damages to SCE if initial operation of the Windstar project does not occur by December 31, 2011. Initial operations are estimated to commence in December 2011.

C$100,000 (2010 - C$100,000) plus accrued interest has been placed on deposit to secure corporate credit cards.

ii.

On September 30, 2011, the Company funded the Debt Service Reserve of $829,992, the Working Capital Reserve of $190,098 and the Operations and Maintenance Reserve of $257,539 for the Kingman project as required by the Kingman credit agreement.

iii.	In 2011, the Company transferred a total $9,213,950 from the escrow construction account to the debt service reserve account for the entirety of the Windstar senior secured notes term (Note 11 (a)).

iv.

On December 9, 2010, the Company entered into a $204,459,000 Senior Secured Note Purchase Agreement with various institutional lenders (Note 11). On December 15, 2010, pursuant to this agreement $178,520,000 was drawn from the lenders, $2,981,795 of cash equity was provided by the Company. Further equity contributions were made in February and April 2011 of $600,000 and $1,200,000 respectively. On August 18, 2011, the remaining $25,939,000 was drawn from the lenders. $162,250,559 has been paid for project costs leaving a balance of $42,208,441 in a restricted escrow construction account to be used solely for costs related to the Windstar project (Note 11 (a)).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

4.	Deposits

			September 30, 2011
	Initial	Deposits	Costs	Remaining
	deposits	made	incurred	deposits
	$		$	$

RMT (i)	13,890,773	78,916	(13,565,246)	404,443
Gamesa (ii)	66,524,759	-	(59,299,496)	7,225,263
American Capital Energy Inc. (iii)	-	1,109,500	(1,109,500)	-
Southern California Edison (iv)	1,181,250	-	-	1,181,250
Other	715,707	680,750	(563,867)	832,590
	82,312,489	1,869,166	(74,538,109)	9,643,546

			December 31, 2010
	Initial	Deposits	Costs	Remaining
	deposits	made	incurred	deposits
	$	$	$	$

RMT (i)	-	14,322,251	(431,478)	13,890,773
Gamesa (ii)	-	66,524,759	-	66,524,759
Southern California Edison (iv)	-	1,181,250	-	1,181,250
Other	-	715,707	-	715,707
	-	82,743,967	(431,478)	82,312,489

i.

In the fourth quarter of 2010, the Company entered into two Engineering, Procurement and Construction Agreements (“EPC’s”) with RMT, Inc. (“RMT”) for a total of $53 million ($45 million for the Windstar project and $8 million for the Kingman project). Pursuant to these agreements, RMT will provide full design, engineering, procurement, construction, and testing for the Windstar and Kingman projects. This would include all engineering, materials, equipment, tools, labor and supervision required to complete those projects. RMT will also perform testing and quality control on all aspects of the project and supply all other designs, tools, equipment, supplies, parts, consumables and labor required to design and build a fully functioning project (Note 17 (i)).

ii.

In December 2010, the Company entered into two Turbine Supply Agreements (“TSA’s”) with Gamesa Wind US LLC (“Gamesa”) for 60 wind turbines for the Windstar project and 5 for the Kingman project for a total contract price of $167 million ($155 million for the Windstar project and $12 million for the Kingman project) (Note 17 (h)). Initial deposits of approximately $61.9 million for Windstar and $4.6 million for Kingman were made.

iii.

On January 31, 2011, the Company entered into a $1.9 million Photovoltaic system engineering, procurement and construction agreement with American Capital Energy, Inc. (“ACE”) related to the Kingman project. The Company shall pay for system and services as they are provided in accordance with the agreement.

iv.

The Company entered into a large generator interconnection agreement (“LGIA”) with SCE for the Windstar project. In accordance with this agreement, in 2010, the Company paid a security deposit of $875,000 that will cover costs incurred by SCE in connection with the LGIA. In connection with the security amount, $306,250 was also paid to cover potential tax liabilities arising from future activities related to the LGIA.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

5.	Deferred charges

	September 30,	December 31,
	2011	2010
	$	$

Windstar senior secured notes	1,383,695	6,354,075
Windstar bridge financing	1,379,588	6,335,211
Corporate bridge financing	187,908	1,254,676
Kingman credit agreement	-	2,266,621
	2,951,191	16,210,583

Windstar senior secured notes
The Company changed the presentation of finance fees directly related to its Windstar senior secured notes with various institutional lenders as disclosed in note 11(a) to deferred charges as at June 30, 2011. The Company previously netted $6,645,380 of finance fees directly related to the financing as being netted against the loan as at December 31, 2010. The December 31, 2010 Balance Sheet presentation has been changed to be consistent and comparable with this change in presentation. As at September 30, 2011, $5,261,685 (December 31, 2010 -$291,305) of the finance fees have been amortized and capitalized to power project development and under construction costs and will be amortized over the estimated period of construction.

Windstar bridge financing
The Company changed the presentation of finance fees directly related to its Windstar bridge financing disclosed in note 11(b) to deferred charges as at June 30, 2011. The Company previously netted $6,625,650 of finance fees directly related to the financing as being netted against the loan as at December 31, 2010. The December 31, 2010 Balance Sheet presentation has been changed to be consistent and comparable with this change in presentation. As at September 30, 2011, $5,246,062 (December 31, 2010 - $290,439) of the finance fees have been amortized and capitalized to power project development and under construction costs and will be amortized over the estimated period of construction.

Corporate bridge financing
The Company changed the presentation of finance fees directly related to its Corporate bridge financing disclosed in note 11(c) to deferred charges as at June 30, 2011. The Company previously netted $2,402,230 of finance fees directly related to the financing as being netted against the loan as at December 31, 2010. The December 31, 2010 Balance Sheet presentation has been changed to be consistent and comparable with this change in presentation. As at September 30, 2011, $2,214,322 (December 31, 2010 - $986,049) of the finance fees have been amortized and capitalized to power project development and under construction costs.

Kingman credit agreement
The Company changed the presentation of finance fees directly related to the Credit agreement with Keybank National Association disclosed in note 11(d) to deferred charges as at June 30, 2011. The Company previously netted $2,330,470 of finance fees directly related to the financing as being netted against the loan as at December 31, 2010. The December 31, 2010 Balance Sheet presentation has been changed to be consistent and comparable with this change in presentation. As at September 30, 2011, the finance fees have been fully amortized and capitalized to property and equipment.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

6.	Power project development and construction costs

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	11 MW	30 MW	Total
	$	$	$	$	$

December 31, 2010	10,339,885	470,310	1,021,076	434,258	12,265,529
Additions	200,787,367	86,505	27,927,691	898,874	229,700,437
Transfers to property and equipment	-	-	(28,948,767)	-	(28,948,767)
September 30, 2011	211,127,252	556,815	-	1,333,132	213,017,199

	Windstar	Mesa Wind	Kingman	Yabucoa
	120 MW	50 MW	11 MW	30 MW	Total
	$	$	$	$	$

December 31, 2009	2,381,134	312,993	91,982	-	2,786,109
Additions	7,958,751	157,317	929,094	434,258	9,479,420
December 31, 2010	10,339,885	470,310	1,021,076	434,258	12,265,529

Included in the power project development and construction costs balance for Windstar are interest costs of $4,968,596 (2010 - $66,508) and $14,086,253 (2010 - $183,081) for the three and nine months ended September 30, 2011 respectively.

Effective September 24, 2011, the Kingman fully integrated combined 10 MW wind and 0.5 MW solar energy project was commercially operational. All power project development and under construction costs were transferred to Property and Equipment (Note 7).

7.	Property and equipment

	September 30, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,617,656	-	9,617,656
Wind turbines and towers	30,033,286	(6,512,307)	23,520,979
Other generating facilities	11,214,528	(1,389,596)	9,824,932
Solar panels and facilities	2,469,030	(2,368)	2,466,662
Meteorological towers	559,714	(274,030)	285,684
Furniture and equipment	246,858	(161,881)	84,977
Automotive (Note 11(e) and (g))	459,833	(302,775)	157,058
	54,600,905	(8,642,957)	45,957,948

	December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,644,578	-	9,644,578
Wind turbines and towers	12,586,682	(5,951,233)	6,635,449
Other generating facilities	2,405,300	(1,351,552)	1,053,749
Meteorological towers	347,730	(245,789)	101,941
Furniture and equipment	169,133	(110,871)	58,262
Automotive (Note 11(e) and (g))	412,103	(259,735)	152,368
	25,565,526	(7,919,180)	17,646,346

Total amortization for the three and nine months ended September 30, 2011 was $261,871 (2010 - $228,769) and $729,205 (2010 - $685,288) respectively.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

8.	Goodwill and intangible assets

	September 30, 2011
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,694,998	-	3,694,998
Power purchase agreement	69,907	(53,698)	16,209
Interconnection agreement	155,606	(151)	155,455
Land right-of-way	368,827	(181,695)	187,132
	4,289,338	(235,544)	4,053,794

	December 31, 2010
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Goodwill	3,694,998	-	3,694,998
Power purchase agreement	64,592	(51,122)	13,470
Land right-of-way	368,827	(176,296)	192,531
	4,128,417	(227,418)	3,900,999

Total amortization for the three and nine months ended September 30, 2011 was $2,813 (2010 - $2,317) and $8,126 (2010 - $10,676) respectively.

9.	Accrued liabilities

	September 30,	December 31,
	2011	2010
	$	$

RMT - retainage	2,430,956	-
Institutional lenders fees/warrants	-	2,185,564
Non-equity incentive plan compensation	2,273,094	3,238,078
Other	1,314,645	150,174
	6,018,695	5,573,816

10.	Accrued interest liabilities

	September 30,	December 31,
	2011	2010
	$	$

Corporate bridge financing	3,286,910	462,571
Kingman credit agreement	9,946	13,523
Loan agreement with RMT	42,174	-
Windstar senior secured notes	-	589,563
	3,339,030	1,065,657

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

11.	Loans payable

	September 30,	December 31,
	2011	2010
	$	$

Windstar Senior secured notes (a)	204,459,000	178,520,000
Windstar bridge financing (b)	48,054,123	25,000,000
Corporate bridge financing ( c)	13,759,691	14,003,312
Kingman credit agreement (d)	19,836,743	6,561,508
Crane financing contract (e)	74,940	111,800
RMT loan agreement (f)	3,363,390	-
Vehicle financing (g)	53,704	-
	289,601,591	224,196,620
Less: Current	72,754,267	16,114,825
Loans payable, non-current	216,847,324	208,081,795

(a)	Windstar senior secured notes

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. As of September 30, 2011, Series A, Series B, and Series C notes were issued for a total of $204,459,000 funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. Interest on the Series C notes is to be paid monthly at an annual rate of 6.75%. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted escrow construction account (Note 3). On a monthly basis, the Company applies for the funds to be released from the escrow account to pay for specified construction costs.

The notes are secured by a first lien on all the project assets including restricted cash amounts.

(b)	Windstar bridge financing

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55,000,000 in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. As at September 30, 2011, Rabobank had funded $48,054,123. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

The proceeds of the letter of credit are to be used to pay specified project costs incurred by Windstar Energy.

The borrowers have the option to make prepayments at any time. Mandatory prepayments are made when Windstar receives any amounts related to the cash grant; and any distributions to which Windstar Energy and borrowers are entitled under the Note Purchase Agreement (Note 11(a)) and Intercreditor Agreement between the Company, Rabobank and the Windstar senior secured notes lenders. No amounts repaid can be re-borrowed.

The loan is secured by a first lien on the cash grant proceeds and Windstar Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

11.	Loans payable (continued)

(c)	Corporate bridge financing

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $9,500,000. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. $900,000 in bonus interest was paid to one of the institutional lenders and $4,667 in finance fees were paid directly related to the financing. Another $1,000,000 in bonus payments is due to the other institutional lender on December 9, 2011 of which $810,959 has been accrued as at September 30, 2011.

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2,500,000. The loans are secured by the Company’s property. The loans including outstanding interest were renewed on January 15, 2011 and mature on January 15, 2012. The $2,210,000 loan, comprised of the original $2,000,000 loan plus interest, bears interest at 10% per annum and the $552,358 loan, comprised of the original $500,000 loan plus interest, bears interest at 12% per annum. Both loans have bonuses owing at maturity of $442,000 and $138,089 respectively.

On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of $2,000,000. The loan bears interest at 10% per annum, compounded monthly. The loan including outstanding interest was renewed on June 30, 2011 and matures on June 30, 2012. The $2,209,426 loan, comprised of the original $2,000,000 loan plus interest, bears interest at 12% per annum. The loan includes a bonus owing at maturity of $243,037.

(d)	Kingman credit agreement

The Company signed a credit agreement with Keybank that will provide the Company with a $4,200,000 Treasury Grant Loan and a Construction Loan facility of up to $16,000,000. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly. As at September 30, 2011, $19,836,743 was drawn.

On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a Term loan. From conversion date, the applicable margin with respect to the Base Rate and Eurodollar Loans will increase by 0.25% on each three-year anniversary of the conversion date until final maturity date. The maturity date of the Term loan is 7 years from the conversion date and the loan will be amortized over 18 years.

The Treasury Grant Loan is due according to certain criteria relating to the receipt of the Treasury Grant but no later than December 20, 2011.

The funds from the loans are held in a restricted escrow construction account. On a monthly basis, the Company applies for funds to be released from the escrow account to pay for specified construction costs.

The loans are secured by a first lien on all of the assets of Kingman.

In connection to the Term loan, the Company entered into an interest rate swap contract with Keybank that fixes the average interest rate for the Term loan to under 7% per annum which commenced on July 31, 2011 (Note 12).

(e)	Crane financing contract

The Wells Fargo Equipment Finance contract balance of $74,940 at September 30, 2011 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

11.	Loans payable (continued)

(f)	Loan agreement with RMT

The Company entered into a loan agreement with RMT for $4,400,000. The loan bears interest at the lesser of six percent per annum or the highest rate permitted by applicable law. The loan is secured by a second lien on all of the assets of Kingman Energy Corp, and guaranteed by the Company. As at September 30, 2011, the Company has drawn $3,363,390 on this loan. The loan matures on the earlier of (i) 90 days after the Treasury Cash Grant application is submitted, and (ii) 135 days after the date the Kingman project is placed in service.

(g)	Vehicle financing

The Company financed the purchase of a vehicle, the contract balance was $53,704 at September 30, 2011 and is secured by the vehicle and is repayable in 48 blended monthly payments of $1,297 commencing on October 15, 2011, with interest at a rate of 5.49% per annum.

(h)	Loan payable

Principal payments due in the next five years are as follows:
$

2011	13,134,278
2012	61,201,159
2013	7,516,361
2014	7,138,843
2015	7,222,102
Thereafter	193,388,848
289,601,591

12.	Interest rate swap contract

On December 21, 2010, the Company entered into an interest rate swap contract that provides for quarterly settlements from July 31, 2011 to July 31, 2018. Pursuant to the interest rate swap agreement, the Company will receive interest on a notional amount at USD LIBOR from the counterparty and will pay interest on a notional amount at an interest rate of 3.525%. The notional amount is $16,000,000 and is reduced in amounts based on the scheduled principal repayments on the $16,000,000 Keybank floating rate Term loan over the life of the interest rate swap. The Company and the counterparty net settle the amount owing on a quarterly basis commencing September 30, 2011.

On December 21, 2010, the Company designated the interest rate swap as an accounting cash flow hedge of the interest rate exposure on the Keybank floating rate Term loan for the period from July 31, 2011 to July 31, 2018. While the fair value of the interest rate swap contract continues to be recognized on the balance sheet at each period end, the changes in the fair value of the effective portion of the interest rate swap contract is recorded from December 21, 2010 onwards in accumulated other comprehensive income until such time as the gain or loss is realized, at which time the gain or loss is reclassified to net loss. The change in the fair value of the ineffective portion of the interest rate swap contract is recorded in net loss. See also Note 20 (d).

13.	Income taxes

		Three months ended		Nine months ended
		September 30,		September 30,
	2011	2010	2011	2010
			$	$

Income taxes (recovery)
Current	87,255	-	87,255	-
Deferred	(59,149)	(72,625)	(560,728)	(269,208)
	28,106	(72,625)	(473,473)	(269,208)

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

14.	Share capital

(a)	As at September 30, 2011 and December 31, 2010, the Company had 59,906,524 and 55,261,986 common shares issued and outstanding, respectively.

(b)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The conditions for release of these shares are complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. During 2010, 150,002 shares were released and then a further 74,999 shares were released on June 6, 2011, leaving a balance of 374,995 shares held in escrow. The escrow shares are released over a six year basis and will be fully released in December 2013. 5% of the total original escrow shares have been released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(c)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 11,871,107 common shares representing 20% of the issued and outstanding shares as at the June 29, 2011 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest over 18 months, from the date of grant, and expire five years from the date of grant.

The Company recorded $444,110 and $1,320,379 of stock-based compensation expense during the three and nine months ended September 30, 2011 (three and nine months ended September 30, 2010 -$45,098 and $351,213).

A summary of stock option information as at September 30, 2011 is as follows:

		Weighted
		average
	Number of	exercise
	Shares	price
		C$

Options outstanding at December 31, 2009	4,400,000	1.36
Granted	3,400,000	1.13
Exercised	(400,000)	1.28
Options outstanding at December 31, 2010	7,400,000	1.26
Granted	160,000	1.50
Exercised	(1,521,987)	1.24
Forfeited	(275,000)	1.32
Expired	(100,000)	1.23
Options outstanding at September 30, 2011	5,663,013	1.26

		Stock options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining	Number of	Weighted
	Number of	average	contractual	exercisable	average
Range of	stock options	exercise	life	options	exercise
exercise prices	outstanding	price	(years)	outstanding	price
C$		C$			C$

1.09 - 1.11	2,644,036	1.09	4.36	1,372,018	1.09
1.34 - 1.54	3,018,977	1.42	2.08	2,838,977	1.41
	5,663,013	1.26	3.15	4,210,995	1.31

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

15.	Warrants

Share purchase warrants outstanding as at September 30, 2011:

Number of		Amount	Exercise
warrants (i)		($)	price	Expiry date
			C$
1,000,000	(viii)	421,391	1.00	January 31, 2013
98,980	(ii)	2,094	1.82	January 21, 2012
692,759	(vii)	205,031	1.25	December 17, 2012
4,937	(vii)	2,754	1.00	December 17, 2012
3,000,000	(vi)	1,222,647	1.00	December 15, 2012
432,241	(v), (ix)	125,549	1.25	November 30, 2012
35,507	(v), (ix)	19,541	1.00	November 30, 2012
84,052	(iii),(iv),(ix)	24,081	1.15	July 19, 2012
782,250	(iv)	119,470	1.50	July 6, 2012
6,130,726		2,142,558

(i)	Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Warrants granted are exercisable at the holder’s option once any required holding periods expire. There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On January 15, 2010, the Company entered into two corporate loan agreements totaling $2,500,000. Pursuant to the loan the Company granted 98,980 Finder’s Warrants to PI Financial Corp., who acted as an advisor on the loan, exercisable into common shares at any time before January 21, 2012 with an exercise price of C$1.82 per share. Included in total issuance costs is a cash commission to PI Financial Corp. equal to 7% of the loan amount.

(iii)

On June 30, 2010, the Company entered into a corporate loan agreement totaling $2,000,000. Pursuant to the loan the Company granted 129,772 Finder’s Warrants to PI Financial Corp., who acted as an advisor on the loan, exercisable into common shares at any time before July 19, 2012 with an exercise price of C$1.15 per share. Included in total issuance costs is a cash commission to PI Financial Corp. equal to 7% of the loan amount.

(iv)

In July 2010, the Company closed two brokered private placements of 1,028,800 Units and 1,564,500 Units at a price of C$1.10 per Unit for total gross proceeds of C$2,852,630. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.50 per share after the hold period expires on October 31, 2010 and November 6, 2010 respectively and at any time on or prior to the close of business on June 30, 2012 and July 6, 2012 respectively. The Company also granted 181,531 Broker’s warrants exercisable into common shares at any time before July 19, 2012 with an exercise price of C$1.15 per share. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds.

(v)

On November 30, 2010, the Company closed a non-brokered private placement of 914,482 units at a price of C$1.00 per unit for total gross proceeds of C$914,482. Each unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.25 per share after the hold period expired on March 31, 2011 and at any time on or prior to the close of business on November 30, 2012. The Company also granted 64,013 Broker’s warrants exercisable into Units at any time before November 30, 2012 with an exercise price of C$1.00 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

15.	Warrants (continued)

(vi)

On December 9, 2010, the Company issued 3,000,000 warrants to Rabobank in connection with the closing of the Windstar bridge financing (Note 11(b)). The warrants entitle the holder to acquire one common share of the Company at a price of C$1.00 per share after the hold period expired on April 10, 2011 and at any time on or prior to the close of business on December 9, 2012.

(vii)

On December 17, 2010 the Company issued to management, employees and directors, by way of non- brokered private placement, 1,135,518 Units at a price of C$1.00 per Unit for gross proceeds of C$1,135,518. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.25 per share after the hold period expired on April 18, 2011 and at any time on or prior to the close of business on December 17, 2012.

On December 17, 2010, the Company closed a non-brokered private placement of 250,000 units at a price of C$1.00 per unit for total gross proceeds of C$250,000. Each unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of C$1.25 per share after the hold period expired on April 18, 2011 and at any time on or prior to the close of business on December 17, 2012. The Company also granted 17,500 Broker’s Warrants exercisable into Units at any time before December 17, 2012 with an exercise price of C$1.00 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

(viii)

On January 31, 2011, the Company issued 1,000,000 warrants to the senior lenders in connection with the closing of the Windstar financing (Note 11(a)). The warrants entitle the holder to acquire one common share of the Company at a price of C$1.00 per share after the hold period expired on June 1, 2011 and at any time on or prior to the close of business on January 31, 2013.

(ix)

For the three and nine months ended September 30, 2011, a total of nil and 291,099 Broker warrants were exercised at C$0.65 and one half of one share purchase warrant was issued for each broker unit exercised. The recorded value of the broker warrants previously reflected the value of the one half of one share warrant.

For the three and nine months ended September 30, 2011, a total of nil and 2,044,267 warrants were exercised at a price of C$1.00 respectively, 31,130 and 227,251 warrants were exercised at a price of C$1.15 respectively, 45,534 warrants were exercised at a price of C$1.25 and 514,400 warrants were exercised at a price of C$1.50.

The fair value of the Company’s warrants for the year ended December 31, 2010 and the nine month period ended September 30, 2011 was estimated using the Black-Scholes pricing model using the following weighted average assumptions:

	September 30,	December 31,
	2011	2010

Expected life (in years)	2	2
Risk-free interest rate	1.51%	1.40%
Expected stock volatility	53%	77%
Dividend yield	0%	0%

As the Company incurred losses for the three and nine months ended September 30, 2011 and for the three and nine months ended September 30, 2010, the stock options and share purchase warrants as disclosed in Note 14 and in this note were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

16.	Related party transactions

(a)	The following expenses were accrued/paid to directors, officers, significant shareholders and the spouse of a director of the Company:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
	$	$	$	$

Directors' fees	22,971	12,994	69,046	38,983
Management fees	350,377	342,424	940,068	970,855
Bonuses	-	-	50,708	-
Secretarial	9,188	8,663	27,618	25,989
	382,536	364,081	1,087,440	1,035,827

(b)

As at September 30, 2011, the Company had an account receivable of $84,705 (2010 - $85,495) with a company that had a common director (Chief Executive Officer of the Company) in the prior year but is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(c)	As at September 30, 2011, the Company had an accounts receivable of $43,249 (2010 - $25,003) from the Chief Executive Officer of the Company.

(d)	As at September 30, 2011, the Company advanced directors fees of $7,219 (2010 - $4,372).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

17.	Commitments

	Total	2011	2012 to 2013	2014 to 2015	Thereafter (1)
	$	$	$	$	$

Right of way agreement (a)	512,064	22,224	194,413	196,423	99,004
Office leases (b) (c)	862,502	80,749	294,319	304,301	183,133
Management contract (d)	1,149,750	54,750	438,000	438,000	219,000
Operations and maintenance agreement (e) (f)	9,086,600	83,350	743,050	5,506,800	2,753,400
Interconnection agreement (g)	2,000,000	-	2,000,000	-	-
Turbine supply agreement (h)	24,523,572	9,034,998	15,488,574	-	-
Engineering, procurement and construction agreement (i)	3,663,442	3,383,806	279,636	-	-
Land lease (j)	618,085	12,500	292,234	217,234	96,117
Vehicle Leases (k)	44,840	4,847	29,086	10,907	-
	42,460,855	12,677,224	19,759,312	6,673,665	3,350,654
(1)Assumes annualized payment.

(a)

The Company has a BLM right-of-way that expires on September 22, 2037. The right-of-way requires annual payments based on the installed kilowatt (kw) capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kw. The Company also has an obligation to remove foundations and equipment on the termination of the land right-of-way agreement.

The Company has a railway crossing and land lease agreement with BNSF Railway for its Kingman project, which expires in June 1, 2031. The agreement requires a $10,000 payment in the first year, followed by $1,800 payments per annum, for the railway crossing, while the annual land lease payments are $15,794, increasing by 3% per annum for inflation.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

17.	Commitments (continued)

(b)

The Company entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. In January 2011, the Company increased the subleased area under the sublease agreement. The total base rent is C$6,580 per month and operating costs are approximately C$5,000 per month. In September 2011, the Company executed a new lease agreement, commencing March 1, 2012 extending the expiry date to March 1, 2017. Total base rent for years 1 and 2 is C$7,968 per month, year 3 is C$8,264 per month, and years 4 and 5 is C$8,890 per month. Operating costs are approximately C$4,700 per month.

(c)	The Company has entered into a lease agreement for office space in Tehachapi, California that will expire July 2011. The base rent is $1,700 per month.

(d)

The Company has entered into an operations and maintenance agreement with Green Energy Maintenance Corp. (“GEM”) that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa and Windridge wind farms plus a management fee of $219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

(e)

The Company entered into an Operations and Maintenance Agreement with Gamesa Wind US LLC (“Gamesa”) for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment.

Starting the third year after the commencement date of the Windstar project, during the warranty period, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year within the five year period. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

(f)

On November 30, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with Green Energy Maintenance Corp (“GEM”) related to the Windstar project. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

On December 17, 2010, the Company entered into an Asset Management and Operations and Maintenance Agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months from the date on which GEM occupies the project site.

(g)

On November 11, 2010, the Company entered into a Common Facilities Agreement with Sky River, LLC for its Windstar project. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2,000,000 is due 120 days after the Initial Operations Date under the PPA and a second payment of $2,500,000 is due on the tenth anniversary of such date.

(h)

On November 30, 2010, the Company entered into a $155 million Turbine Supply Agreement with Gamesa Wind US LLC related to the Windstar project, Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling $61,854,300 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site, of which $68,407,869 has been paid to date for turbines delivered. The remaining amounts due for the turbines yet to be delivered will be paid as delivered and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the power purchase agreement.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

17.	Commitments (continued)

(i)

On November 30, 2010 the Company entered into a $45 million engineering, procurement and construction agreement with RMT Inc. as the contractor during construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of $10.3 million in December 2010. In addition to the deposit, approximately $29.5 million has been paid to date, $2.1 million of retainage has been included in accrued liabilities and the remainder of the contract price will be paid throughout the construction period. A portion of the $10.3 million initial deposit has been reclassed to power project development and under construction costs based on the percentage of work completed to date.

(j)

On February 22, 2011, the Company entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

The Company entered into a 527 acre ground lease agreement with eight parties for the Windswept project, in California. Under this agreement, the Company will pay $96,117 per annum over the 30 year lease term.

(k)	In September 2011, the Company entered into a vehicle operating lease agreement, payable monthly over the 36 month lease term, with the lease expiring in October 2014.

18.	Contingencies

As at September 30, 2011, the Company has only five employees, and remunerates all officers, directors, and other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

19.	Economic dependence and segmented reporting

The Company’s revenue-producing operations consist of generating wind energy in the States of California and Arizona, U.S.A. The Company’s revenues are derived from a single customer in California and a single customer in Arizona. The revenues are based on power purchase agreements signed between the parties. The customers have credit ratings of A-2 by Standard & Poor’s (“S&P”) and Ba1 by Moody’s respectively.

The Company is primarily involved in the acquisition and development of wind farms in the US and has determined that its reportable segment is based on the Company’s methods of internal reporting and management structure and represents the manner in which the Company’s chief decision maker views and evaluates the Company’s business. The Company has one reportable segment.

20.	Financial instruments

(a)	Categories of financial assets and liabilities

All financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories: held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to or in the case of a liability deducted from the cost of the instrument at its initial carrying amount.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

(a)	Categories of financial assets and liabilities (continued)

The Company has made the following classifications:

  Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

  Accounts receivable, refundable tax credits, prepaid expenses, and deposits are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

  Accounts payable, accrued liabilities, accrued interest liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

  Warrants are classified as other liabilities and are measured at the fair value at each reporting date using the Black-Scholes pricing model.

The carrying values of accounts receivable, accounts payable, accrued liabilities and accrued interest approximate their fair value at September 30, 2011 and December 31, 2010 due to their short-term nature and management’s expectations that interest rates, if any, approximate current market conditions. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer in California having a credit rating of A-2 by S&P, and a large utility customer in Arizona having a credit rating of Ba1 by Moody’s. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 11, are exposed to interest rate risk. The Company mitigates this risk by fixing certain interest rates upon the inception of the debt. The effective and fair value interest rates for loans payable, other than the senior secured notes, are estimated to be the same and for the senior secured notes are substantially the same as at September 30, 2011. Therefore, the carrying value of the loans payable reflects the amortized value.

(b)	Derivative instruments and hedging activities

The Company uses an interest rate swap contract to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project. This contract is carried at fair value which was determined based on valuations obtained from the counterparty.

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with large utility customers, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At September 30, 2011, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

20.	Financial instruments (continued)

(c)	Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk (continued)

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 11 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 11, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 21, the Company does not have any effective financial covenants relating to its financial liabilities as at September 30, 2011. This risk management strategy is unchanged from the prior year.

The Company’s foreign exchange exposure is its Canadian dollar net assets. Based upon the net assets of the Company’s self-sustaining operations as at September 30, 2011, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate would result in a $170,000 impact to accumulated other comprehensive income (“AOCI”).

The Company is exposed to interest rate risk through its variable rate Kingman credit agreement and RMT loan (Note 11). This risk is partially mitigated through a seven year interest rate swap (Note 12). As Windstar is currently under construction, all interest related to the variable rate debt is being capitalized as finance costs and has no effect on net earnings or equity until construction completion. Based on balances as at September 30, 2011, a 10 basis point change in interest rates would have changed power project development and construction costs and accrued interest by $24,000.

The Company generates revenue through variable price power purchase agreements with a California utility company on its Mesa (see subsequent events disclosure in Note 22) and Windridge wind farms. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk of these projects. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $30,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contract if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

(d)	Fair value hierarchy

As of September 30, 2011, the undernoted were reported at fair value.

	Level 1	Level 2	Level 3	Total
	$	$	$	$

Cash	680,161	-	-	680,161
Restricted cash	55,202,338	-	-	55,202,338
Interest rate swap contract	-	(1,844,369)	-	(1,844,369)
Warrants	-	(2,142,558)	-	(2,142,558)
	55,882,499	(3,986,927)	-	51,895,572

The Company uses an interest rate swap contract to manage its exposure to fluctuations in interest rates over the seven year period of the floating rate portion of the long-term debt related to the Kingman project. This contract is carried at fair value which was determined based on valuations obtained from the counterparty.

The fair value of the Company’s warrants for the year ended December 31, 2010 and the nine month period ended September 30, 2011 was estimated using the Black-Scholes pricing model. See note 15(ix).

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

21.	Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives.

To carry out the Company’s strategic plans and objectives, the Company incorporates subsidiaries that hold long term debt and maintain minimum debt service coverage ratios in accordance with the project financing. The debt service coverage ratio determines the maximum debt sizing for the Windstar and Kingman project and is effective once the projects have reached the conversion date in accordance with their applicable credit agreement.

As of September 30, 2011 the Kingman project had achieved commercial operations. Financial covenants in accordance with the credit agreement are not effective until the project has achieved the conversion date being the transfer of construction debt to term debt. The Company is currently in its last stages of project final completion to satisfy the conversion date and expects term conversion to occur in quarter four 2011.

As of September 30, 2011 the Windstar project is currently in construction and has not reached the conversion date in accordance with its applicable credit agreement.

22.	Subsequent events

On October 31, 2011 the Company submitted its Kingman’s project cash grant application to the US Department of the Treasury. The cash grant is a US Federal Government program to encourage renewable energy development through a 30% cash grant paid by the US Department of Energy and is part of the American Recovery and Reinvestment Act of 2009. The Company submitted $31,081,275 of eligible costs for an estimated cash grant of up to $9,324,382, which is subject to review and approval from the Department of Treasury.

On November 2, 2011, the Company entered into a fixed price Power Purchase Agreement (“PPA”) with San Diego Gas & Electric Company (“SDG&E”) for its 30MW Mesa wind generation facility. The PPA contains conditions precedent to the effectiveness of this agreement including CPUC approval no later than June 1, 2012.

On November 14, 2011, the Company signed a corporate promissory note agreement with an institutional investor for $2,000,000. The note carries a $220,000 upfront fee payable at maturity. The principal amount of the note and the upfront fee bear interest at 12% per annum, compounded monthly. The promissory note matures on November 13, 2012.

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

23.	Reporting currency

The change in reporting currency was made to better reflect the Company’s business activities, comprising primarily the construction of the wind farms in the US and the associated US dollar denominated financings and US dollar denominated power purchase agreements. Prior to this change, the Company reported its annual and quarterly condensed interim consolidated balance sheets and the related condensed interim consolidated statements of shareholders’ equity, comprehensive income (loss) and warrants and cash flows in Canadian dollars (CAD). In making this change in reporting currency, the Company followed the recommendations of the FASB Accounting Standards Codification (ASC) 830-45.

In accordance with ASC 830-45, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flow statement items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheet dates. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars in accordance with US GAAP.

Balance sheet as at December 31, 2010

	Canadian	Adjustment	U.S.
	$	$	$
Assets
Current assets
Cash	1,120,373	(1,007)	1,119,366
Accounts receivable (net of allowance for doubtful accounts)	213,661	(192)	213,469
Refundable tax credits	235,084	(211)	234,873
Prepaid expenses and deposits	1,395,019	(1,255)	1,393,764
	2,964,137	(2,665)	2,961,472

Restricted cash	127,242,570	(114,415)	127,128,155
Deposits	82,386,570	(74,081)	82,312,489
Deferred charges	16,542,594	(332,011)	16,210,583
Power project development and construction costs	12,383,514	(117,985)	12,265,529
Property and equipment	17,662,228	(15,882)	17,646,346
Goodwill and intangible assets	3,904,510	(3,511)	3,900,999
Deferred income tax assets	8,566,300	(7,703)	8,558,597
	271,652,423	(668,253)	270,984,170

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing operations	8,791,979	(7,906)	8,784,073
Discontinued operations	260,308	(234)	260,074
Accrued interest liabilities	1,066,616	(959)	1,065,657
Loans payable, current	16,123,246	(8,421)	16,114,825
	26,242,149	(17,520)	26,224,629

Loans payable, non current	208,592,572	(510,777)	208,081,795
Interest rate swap contract	476,570	(429)	476,141
Asset retirement obligation	79,121	(71)	79,050
Warrants	6,429,869	(5,782)	6,424,087
	241,820,281	(534,579)	241,285,702

Shareholders' equity
Share capital	54,568,612	(6,611,369)	47,957,243
Contributed surplus	12,074,781	(1,074,030)	11,000,751
Warrants	-	-	-

Accumulated other comprehensive loss	(3,516,761)	2,505,387	(1,011,374)
Accumulated deficit	(33,294,490)	5,046,338	(28,248,152)
	(36,811,251)	7,551,725	(29,259,526)
	29,832,142	(133,674)	29,698,468
	271,652,423	(668,253)	270,984,170

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

23.	Reporting currency (continued)

Statement of operations for the three and nine months ended September 30, 2010

	Canadian	Adjustment	U.S.
	$	$	$

Revenue
Energy sales	858,759	(31,863)	826,896

Expenses
Cost of sales	400,871	(14,874)	385,997
General and administration	564,653	(21,146)	543,507
Project development	406,895	(15,097)	391,798
Amortization	239,991	(8,905)	231,086
Asset retirement obligation accretion	1,767	(66)	1,701
Interest on loan payable	3,642	(135)	3,507
Foreign exchange loss	(17,605)	653	(16,952)
	1,600,214	(59,570)	1,540,644

Operating loss	(741,455)	27,707	(713,748)
Interest income	827	(31)	796
Gain on sale of assets	-	-	-

Loss before income taxes	(740,628)	27,676	(712,952)
Income tax recovery	75,424	(2,799)	72,625
Net loss	(665,204)	24,877	(640,327)

	Canadian	Adjustment	U.S.
	$	$	$

Revenue
Energy sales	2,332,380	(93,896)	2,238,484

Expenses
Cost of sales	1,161,816	(56,082)	1,105,734
General and administration	1,875,658	(89,982)	1,785,676
Project development	1,304,950	(49,913)	1,255,037
Amortization	720,912	(24,948)	695,964
Asset retirement obligation accretion	5,287	(183)	5,104
Interest on loan payable	8,500	(284)	8,216
Foreign exchange loss	2,222	1	2,223
	5,079,345	(221,391)	4,857,954

Operating loss	(2,746,965)	127,495	(2,619,470)
Interest income	1,725	(61)	1,664
Gain on sale of assets	23,344	(926)	22,418

Loss before income taxes	(2,721,896)	126,508	(2,595,388)
Income tax recovery	279,134	(9,926)	269,208
Net loss	(2,442,762)	116,582	(2,326,180)

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

23.	Reporting currency (continued)

Statement of cash flows for the nine months ended September 30, 2010

	Canadian	Adjustment	U.S.
	$	$	$

Operating activities
Net loss	(2,442,762)	116,582	(2,326,180)
Items not involving cash
Amortization	720,912	(24,948)	695,964
Asset retirement obligation accretion	5,287	(183)	5,104
Deferred income taxes recovery	(279,134)	9,926	(269,208)
Stock-based compensation expense	364,100	(12,887)	351,213
Unrealized foreign exchange gain	(59,890)	62,113	2,223
Gain on sale of assets	(23,344)	926	(22,418)
	(1,714,831)	151,529	(1,563,302)
Change in working capital
Accounts receivable	(270,117)	9,857	(260,260)
Refundable tax credits	50,412	(4,631)	45,781
Prepaid expenses and deposits	(304,144)	30,182	(273,962)
Income taxes refundable	195,897	(8,633)	187,264
Accounts payable	887,093	(726,750)	160,343
Accrued liabilities	97,290	(54,673)	42,617
Accrued interest liabilities	115,540	6,626	122,166
	(942,860)	(596,493)	(1,539,353)

Investing activities
Restricted cash	(2,470,320)	71,707	(2,398,613)
Property and equipment deposits	(1,140,593)	32,468	(1,108,125)
Power project development and construction costs	(4,119,720)	808,078	(3,311,642)
Purchase of property and equipment	(937,857)	80,103	(857,754)
	(8,668,490)	992,356	(7,676,134)

Financing activities
Shares and warrants issued for cash, net of issuance costs	4,275,082	(462,041)	3,813,041
Loans payable	4,259,252	126,203	4,385,455
	8,534,334	(335,838)	8,198,496

Net cash outflow	(1,077,016)	60,025	(1,016,991)
Cash position, beginning of period	1,882,152	(82,944)	1,799,208
Cash position, end of period	805,136	(22,919)	782,217

Supplemental cash flow information
Interest paid in cash	9,989	(113)	9,876
Interest income received	-	-	-

Western Wind Energy Corp.
Notes to the condensed interim consolidated financial statements
September 30, 2011
(Expressed in U.S. dollars)
(Unaudited)

23.	Reporting currency (continued)

Statement of cash flows for the three months ended September 30, 2010

	Canadian	Adjustment	U.S.
	$	$	$

Operating activities
Net loss	(665,204)	24,877	(640,327)
Items not involving cash
Amortization	239,991	(8,905)	231,086
Asset retirement obligation accretion	1,767	(66)	1,701
Deferred income taxes recovery	(75,424)	2,799	(72,625)
Stock-based compensation expense	46,836	(1,738)	45,098
Unrealized foreign exchange gain	(35,948)	52,900	16,952
	(487,982)	69,867	(418,115)
Change in working capital
Accounts receivable	179,609	(6,173)	173,436
Refundable tax credits	(10,414)	(1,554)	(11,968)
Prepaid expenses and deposits	(157,128)	(5,630)	(162,758)
Income taxes refundable	198,612	(11,348)	187,264
Accounts payable	(356,482)	13,029	(343,453)
Accrued liabilities	(101,290)	12,517	(88,773)
	(735,075)	70,708	(664,367)

Investing activities
Property and equipment deposits	(939,880)	26,755	(913,125)
Power project development and construction costs	(2,001,404)	45,774	(1,955,630)
Purchase of property and equipment	(4,365)	122	(4,243)
	(2,945,649)	72,651	(2,872,998)

Financing activities
Shares and warrants issued for cash, net of issuance costs	2,613,479	(287,177)	2,326,302
Loans payable	1,848,370	122,271	1,970,641
	4,461,849	(164,906)	4,296,943

Net cash outflow	781,125	(21,547)	759,578
Cash position, beginning of period	24,011	(1,372)	22,639
Cash position, end of period	805,136	(22,919)	782,217

Supplemental cash flow information
Interest paid in cash	3,118	(116)	3,002